

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 10, 2015

Via Email
Frank J. Fertitta III
Chief Executive Officer
Station Casinos Corp.
1505 South Pavilion Center Drive
Las Vegas, Nevada 89135

> **Re: Station Casinos Corp.**
> **Registration Statement on Form S-1**
> **Filed October 13, 2015**
> **File No. 333-207397**

Dear Mr. Fertitta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that some of the property pictures included in the forepart of the prospectus include properties that are managed and not owned by you. Please revise your disclosure where those pictures appear to clarify this fact.

2.   Please provide us with support for the following statements used in the registration statement:

- No new major gaming facilities have opened in the Las Vegas regional market that cater predominantly to Las Vegas residents since 2009 and no new development of such facilities has been announced.

- In addition, we estimate that nearly half of the adult population of the Las Vegas metropolitan area are members of our Boarding Pass program and have visited one or more of our properties during the twelve months ended June 30, 2015.

- We believe that this focus has contributed to Adjusted EBITDA margins that compare favorably to our public peers over the past several years.

- . . . flexible , low-leverage capital structure relative to our public peers . . . .

- . . . our track record of successful development and management of Native

- American casinos to secure additional development opportunities.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. In addition, to the extent that some of these statements are intended to be qualified to your belief, please revise your disclosure to state the basis, to the extent material, for your belief. Please ensure that you update your disclosure to the extent more recent information is available.

3. Your disclosure indicates that you intend to use a substantial part of your proceeds from this offering to acquire LLC Units in Station Holdco. Please provide us with an analysis as to whether or not Station Holdco should be a co-registrant in this offering pursuant to Rule 140 under the Securities Act. Please include in your analysis whether or not you consider the LLC Units to be securities.

4. We note your disclosure that prior to the completion of this offering, Station Holdco will amend and restate its limited liability company agreement to modify its capital structure by converting the different classes of interests currently held by its existing owners into LLC Units. Please supplementally provide us your analysis as to whether this modification into LLC Units creates the offer of a new security, and if so, the exemption from registration that Station Holdco will rely on.

5. We also note your disclosure that Station Corp., Station Holdco and the existing owners are expected to enter into an exchange agreement under which the existing owners will have the right to exchange their LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Station Corp.'s Class A Common Stock and that when LLC Units and a corresponding number of shares of Class B Common Stock are exchanged for Class A Common Stock by a holder of LLC Units pursuant to such exchange, such shares of Class B Common Stock will be cancelled. Please revise your disclosure to clarify, if true, that these shares of Class B Common Stock that will be cancelled are outstanding securities of Station Holdco. Please also provide us your

analysis as to the exemption from registration you are relying on for the issuance of Class B Common Stock of the registrant to existing owners.

6.   You state that you may issue shares of Class A Common Stock to existing owners of LLC Units, Merging Blockers, holders of Warrants and holders of profit units or, in the case of the warrants, amend the Warrants such that they are for Class A Common Stock. Please confirm to us that you are registering the issuance of these shares or modification of securities on this registration statement. Alternatively, provide us your analysis as to why registration is not necessary. In addition, to the extent holders of LLC Units may exchange such units for Class A Common Stock in the future, please provide us your analysis of the applicability of Rule 415 to this offering.

7.   Please provide us your analysis as to whether the issuance of Class A Common Stock in exchange for LLC Units implicates the roll-up rules. See Item 901 of Regulation S-K that defines a roll-up transaction as one involving the combination of one or more partnerships in which some or all of the investors will receive new securities. Please include in your analysis whether Station Holdco is a "partnership" as defined under the roll-up rules.

Non-GAAP Financial Measures, page ii

8.   We note your disclosure that Adjusted EBITDA includes adjustments for non-recurring items. Given the nature of the adjustments on page 19, it is not clear why any of these would be non-recurring. Please clarify and/or revise to remove the reference to non-recurring in your amended filing. Reference is made to Question 102.03 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Use of Proceeds, page 50

9.   Please revise to provide the information required by Instruction 5 to Item 504 of Regulation S-K or provide relevant cross-references. Also consider providing a cross-reference to the section that details how Station LLC will fund the remaining balance of the Fertitta Entertainment Acquisition.

Dividend Policy, page 51

10.   Please tell us whether you believe that your historical statements of operations and cash flow data and your unaudited pro forma statements of operations provide investors a reasonable basis to evaluate your ability to cover the estimated dividend. For example, we note that because Station Corp. must pay taxes and make payments under the new tax receivable agreement that amounts ultimately distributed as dividends to holders of your Class A Common Stock are expected to be less than the amounts distributed by Station Holdco to its members on a per LLC unit basis.

Unaudited Pro Forma Condensed Combined Financial Information, page 56

11.   We note your disclosure that restricted shares of Class A common stock will be issued to certain employees or former employees in substitution of profit units held by those individuals in Station LLC. Please clarify where this transaction has been reflected in your unaudited pro forma combined financial statements and tell us how you will account for this transaction. Cite all relevant accounting literature within your response.

12.   Please revise to present a separate column for the Fertitta Entertainment acquisition. Each adjustment related to the acquisition should be footnoted with a detailed explanation of how the amount was derived.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 61

Footnote (a), page 61

13.   We note a portion of the net offering proceeds will be used to pay certain transaction expenses related to the Fertitta Entertainment Acquisition. Please clarify how this information reconciles to the information presented in the Use of Proceeds table on page 50.

Our Key Performance Indicators, page 69

14.   We note your disclosure of certain key performance indications in this section and your statement on page 2 that a significant majority of your gaming revenue is generated by Boarding Pass members. Please tell us whether period to period data on these key performance indicators would be material to an investor's understanding of your financial condition and results of operations. Please also tell us if you consider any same store metrics in evaluating your performance that are key performance indicators.

Results of Operations, page 71

15.   Please revise your discussion throughout your MD&A to include additional analysis regarding the reasons for material period to period changes. By way of example only, please disclose the reasons behind the higher slot and table game revenue and improved operating results at Graton Resort and Gun Lake, to the extent material.

Financial Condition and Liquidity, page 80

16.   We note that you have various properties and projects that are in development. To the extent material, please consider providing additional disclosure on these developments, such as anticipated completion dates, scope of development, costs incurred to date and budgeted costs.

Credit Facility, page 84

17.   We note your disclosure on page 85 that, "At June 30, 2015, our total leverage ratio was 4.58 to 1.00 and our interest coverage ratio was 3.75 to 1.00, both as defined in the Credit Facility, and we believe we were in compliance with all applicable covenants." We further note your disclosure on pages 50 and 81 that "the balance of the Fertitta Entertainment Acquisition will be funded by debt incurred by Station LLC" and "Station LLC's ability to incur additional debt pursuant to such increased borrowing capacity is subject to compliance with the covenants in the Credit Facility and the Indenture, including pro forma compliance with the financial covenants contained in the Credit Facility and compliance with covenants contained in the Credit Facility and Indenture limiting the ability of Station LLC to incur additional indebtedness," respectively. Please tell us whether the contemplated transactions would materially impact your financial covenant calculations.

Regulation and Licensing, page 115

18.   We note your disclosure that Nevada Gaming Authorities must approve the ownership of significant stockholders in your business. We also note that one of your significant stockholders, GACC, is an affiliate of Deutsche Bank, and a request has been made to Nevada authorities to review the appropriateness Deutsche Bank's interest in your business under these standards. See article available at http://www.bloomberg.com/news/articles/2015-07-10/deutsche-bank-s-casino-investment-challenged-over-libor-plea. To the extent material, please revise your disclosure to describe the impact of Nevada authorities denying Deutsche Bank's involvement as a significant stockholder.

Acquisition of Fertitta Entertainment, page 151

19.   Please expand your disclosure to specifically name each of the related parties, including the basis of their relation, that will receive a benefit and the amount of such benefit as a result of the Acquisition of Fertitta Entertainment.

20.   Please also confirm that there is no termination fee under the existing management agreement that you will be required to pay as a result of the Acquisition of Fertitta Entertainment.

Principal and Selling Stockholders, page 156

21.   Please revise your disclosure to provide the amount of Class A Common Stock that will be offered for the security holder's account as required by Item 507 of Regulation S-K.

22.   Please also include disclosure of beneficial ownership as to each class of securities, Class A and Class B, individually, or tell us why such disclosure is not required or otherwise material. See Item 403 of Regulation S-K.

23.   Please separately identify each of the natural persons with sole or shared voting or investment power. Please refer to Item 507 of Regulation S-K, Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations. For example, please name the affiliate, executive officer and former executive officer referred to in footnote 6 and the relevant natural persons for German American Capital Corporation.

Item 16. Exhibits and Financial Statement Schedules, page II-3

24.   Please include your management agreements for the Gun Lake Casino and the Graton Resort as exhibits or tell us why you believe they are not material contracts required to be filed under Item 601 of Regulation S-K.

25.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file the legal opinion, please provide a draft copy for our review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

Cc: Deborah J. Conrad, Esq.
       Milbank, Tweed, Hadley & McCloy LLP